UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                             RESPONSE ONCOLOGY, INC.
             ------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
             ------------------------------------------------------
                         (Title of Class of Securities)


                                   761232 30 5
             ------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 1998
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           / /  Rule 13d-1(b)
           /X/  Rule 13d-1(c)
           / /  Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 6 pages

-----------------------------------------------------------

CUSIP NO. 761232 30 5

-----------------------------------------------------------
(1)   Names of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

           William D. Grant
-----------------------------------------------------------
(2)   Check the Appropriate Box if a Member of a Group      (a)//
                                                            (b)//
      Inapplicable
-----------------------------------------------------------
(3)   SEC Use Only

-----------------------------------------------------------
(4)   Citizenship or Place of Organization

      United States

-----------------------------------------------------------
                (5)  Sole Voting Power
                     0
Number of Shares
Beneficially   --------------------------------------------
Owned by        (6)  Shared Voting Power
Each                 287,933
Reporting
Person         --------------------------------------------
With:           (7)  Sole Dispositive Power
                     0


                -------------------------------------------------
                (8)  Shared Dispositive Power
                     287,933

-----------------------------------------------------------
(9)   Aggregate Amount Beneficially Owned By Each Reporting Person

      287,933

-----------------------------------------------------------
(10)  Check if the Aggregate Amount in Row (9) Excludes Certain
Shares

      /X/


                               Page 2 of 6 pages

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(11) Percent of Class Represented by Amount in Row (9)

      2.4%

-----------------------------------------------------------
(12)  Type of Reporting Person*

      IN
-----------------------------------------------------------

                               Page 3 of 6 pages

ITEM 1.

      (a)  Name of Issuer:

           Response Oncology, Inc.

      (b)  Address of Issuer's Principal Executive Offices:

           1775 Moriah Woods Boulevard
           Memphis, Tennessee  38117

ITEM 2.

      (a)  Name of Person Filing:

           William D. Grant

      (b) Address of Principal Business Office or, if none, Residence:

           One Ward Parkway
           Suite 130
           Kansas City, MO  64112

      (c)  Citizenship:

           United States

      (d) Title of Class of Securities:

           Common Stock, $0.01 par value per share

      (e) CUSIP Number:

           761232 30 5

ITEM 3. If this statement is filed pursuant to Sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

           This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c)


                               Page 4 of 6 pages

ITEM 4.    Ownership.

      (a)  Amount Beneficially Owned: 287,933 shares.

                The amount of shares reported as beneficially owned includes:
           (i) 76,886 shares held by two trusts for the benefit of the reporting person for which the reporting person acts as co-trustee with UMB Bank, N.A., Kansas City, Missouri and in that capacity shares voting and investment powers; and (ii) 205,329 shares held by three trusts for the benefit of the reporting person's other family members for which the reporting person acts as co-trustee with UMB Bank, N.A. and in that capacity shares voting and investment powers, as to which shares reporting person disclaims beneficial ownership.

                The amount of shares reported as beneficially owned does not include (i) 622,151 shares contributed on November 11, 1998 by the reporting person to a grantor retained annuity trust ("GRAT"), of which UMB Bank, N.A. is the trustee, that entitle the reporting person to receive fixed annual annuity payments from the GRAT and the beneficiaries of the GRAT to receive the remainder; and
           (ii) 35,993 shares contributed on November 11, 1998 by the reporting person's wife to a GRAT, of which UMB Bank, N.A. is the trustee, that entitle the reporting person's wife to receive fixed annual annuity payments from the GRAT and the beneficiaries of the GRAT to receive the remainder.

      (b)  Percent of Class:          2.4%

      (c) Number of shares as to which the person has:

           (i)  sole power to vote or to direct the vote:  -0-

           (ii) shared power to vote or to direct the vote:  287,933

           (iii)sole power to dispose or to direct the disposition of:
                -0-

           (iv) shared power to dispose or to direct the disposition of:
                287,933

ITEM 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. /X/


                               Page 5 of 6 pages

ITEM 6.    Ownership of More Than Five Percent on Behalf of Another Person.

           Each trust described in Item 4(a) hereof has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock of the Issuer held by such trust.

           Other persons have the right to receive dividends on 205,329 shares of the securities listed in item 4(a).


ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           Not applicable.

ITEM 8.    Identification and Classification of Members of the Group.

           Not applicable.

ITEM 9.    Notice of Dissolution of Group.

           Not applicable.

ITEM 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                    /s/ William D. Grant
                                    -------------------------------
                                    William D. Grant


Dated:  February 11, 1999



                               Page 6 of 6 pages